# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Media Corp, CIK 0001560385
CUSIP: 531229748
Title of class of securities: Series A Liberty Live Common Stock
Address of issuer's principal executive offices: 12300 LIBERTY BOULEVARD, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 02/04/2025
Filed by CIK 0001464912
Persons authorized to receive notices and communications: Jason Breeding,Sonia Muscatine, One Letterman Drive, Building D, 4th Floor, San Francisco, California (CA), 94129, 415-362-3700

## Reporting persons
- ValueAct Capital Master Fund, L.P. (CIK 0001464912): type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,408,348; sole dispositive power 0; shared dispositive power 1,408,348; aggregate amount beneficially owned 1,408,348 (5.5% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- VA Partners I, LLC (CIK 0001418812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,408,348; sole dispositive power 0; shared dispositive power 1,408,348; aggregate amount beneficially owned 1,408,348 (5.5% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
  (14) LLC
- ValueAct Capital Management, L.P. (CIK 0001351069): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,408,348; sole dispositive power 0; shared dispositive power 1,408,348; aggregate amount beneficially owned 1,408,348 (5.5% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Capital Management, LLC (CIK 0001351073): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,408,348; sole dispositive power 0; shared dispositive power 1,408,348; aggregate amount beneficially owned 1,408,348 (5.5% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
  (14) LLC
- ValueAct Holdings, L.P. (CIK 0001418814): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,408,348; sole dispositive power 0; shared dispositive power 1,408,348; aggregate amount beneficially owned 1,408,348 (5.5% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Holdings II, L.P. (CIK 0001763309): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,408,348; sole dispositive power 0; shared dispositive power 1,408,348; aggregate amount beneficially owned 1,408,348 (5.5% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
- ValueAct Holdings GP, LLC (CIK 0001418813): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,408,348; sole dispositive power 0; shared dispositive power 1,408,348; aggregate amount beneficially owned 1,408,348 (5.5% of the class)
  Comment: (4) See Item 3
  (8, 10, 11) See Item 2 and 5
  (14) LLC

## Item 1. Security and Issuer
Title of class of securities: Series A Liberty Live Common Stock
Name of issuer: Liberty Media Corp
Address of issuer's principal executive offices: 12300 LIBERTY BOULEVARD, ENGLEWOOD, Colorado (CO), 80112
Comment: This Schedule 13D relates to the Series A Liberty Live Common Stock (the "Common Stock") of LIBERTY MEDIA CORPORATION, a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) VA Partners I, LLC ("VA Partners I"), (c) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (d) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (e) ValueAct Holdings, L.P. ("ValueAct Holdings"), (f) ValueAct Holdings II, L.P. ("ValueAct Holdings II"), and (g) ValueAct Holdings GP, LLC ("ValueAct Holdings GP") (collectively, the "Reporting Persons").
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.
Present principal occupation or employment: ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. VA Partners I is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund. ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. ValueAct Holdings is a Delaware limited partnership and is the majority owner of the membership interests of VA Partners I. ValueAct Holdings II is the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC. ValueAct Holdings GP is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Holdings and ValueAct Holdings II.
Criminal convictions in the last five years: None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the entities or persons identified in this Item 2 has during the past five years been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(c) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Master Fund. The aggregate purchase price of the Common Stock beneficially owned by the ValueAct Master Fund is approximately $72,059,565.71.

## Item 4. Purpose of Transaction
Purpose of transaction:
The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the securities of the Issuer reported herein based on their belief that the securities were undervalued and represented an attractive investment opportunity.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations have covered or will cover a range of issues, including those relating to the business of the Issuer, management, board composition (which include whether it makes sense for a ValueAct Capital employee to be on the Issuer's board of directors), investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, and corporate governance. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the board of directors, other stockholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Common Stock or other instruments that are based upon or relate to the value of the Common Stock or the Issuer in the open market or otherwise, selling some of or all of its securities of interests held by the Reporting Persons, and/or engaging in hedging or similar transactions with respect to the Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the majority owner of the membership interests of VA Partners I, (iv) ValueAct Holdings II, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC, and (v) ValueAct Holdings GP, as General Partner of ValueAct Holdings and ValueAct Holdings II. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP.

As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 1,408,348 shares of Common Stock, representing approximately 5.5% of the Issuer's outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 25,563,295 shares outstanding shares of Common Stock as of October 31, 2024 as reported in the Issuer's Form 10-Q for the fiscal quarter ended September 30, 2024.

As of the date hereof, the ValueAct Master Fund holds 3,376,588 shares of Series C Liberty Live Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The response to Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Information concerning transactions in the Common Stock of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3, 4, 5 and 7 of this Schedule 13D are incorporated herein by reference.

Other than as described in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Transactions in Securities of the Issuer
Exhibit 2: Joint Filing Undertaking
Exhibit 3: Power of Attorney

## Signatures
- ValueAct Capital Master Fund, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, VA Partners I, LLC, its General Partner (02/11/2025)
- VA Partners I, LLC: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory (02/11/2025)
- ValueAct Capital Management, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, ValueAct Capital Management, LLC its General Partner (02/11/2025)
- ValueAct Capital Management, LLC: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory (02/11/2025)
- ValueAct Holdings, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, ValueAct Holdings GP, LLC, its General Partner (02/11/2025)
- ValueAct Holdings II, L.P.: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory, ValueAct Holdings GP, LLC, its General Partner (02/11/2025)
- ValueAct Holdings GP, LLC: /s/ Jason B. Breeding, Jason B. Breeding, Authorized Signatory (02/11/2025)